PrimeCare Systems, Inc

56 Harrison Street, Suite 501, New Rochelle, NY 10801

Tel. (914) 576-8457   Fax. (914) 576-7821

September 24, 2007

Untied States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, D.C. 20549-0406

Attention: Jason Niethamer

Re:

PrimeCare Systems, Inc. (File No. 333-137702), (the “Company”)

Amendment No.7 to Registration Statement on Form SB-2

Dear Mr. Niethamer:

Comment

1.

Update the financial statements and related disclosures pursuant to Item 310 (g) of Regulation S-B or tell us how you meet the exemption as provided for in Item 310 (g) (2).

Response   We have included the financial statements for the years ended June 30, 2007 and  June 30, 2006.

2.

Please advise whether there are any state law issues associated with having the record date more than 18 months from the distribution.

Response   On March 30, 2007, in response to the request of Daniel Lee of your organization, we replied as follows:  “Since the Record Date of the dividend was December 29, 2005, you have requested that we comment on the affect, if any, that might arise under the corporate law of the State of Delaware from the time delay in the distribution of the shares of PrimeCare Systems, Inc. common stock to the Record Holders of the dividend.”

We have reviewed the General Corporation Law of the State of Delaware and we could find nothing that would negatively affect the referenced distribution based on the time delay.”

We still are unable to find anything in Delaware law, the state in which PrimeCare was organized, that would negatively affect the referenced distribution based on the time delay.

Executive Compensation, page 29

3.

Please note that the Commission revised disclosure requirements regarding compensation and related persons disclosure and other matters in Release No. 33-8732A. Please update your disclosure accordingly. Please see Interpretation J. SB of our July 1997 Manual of Publicly Available Telephone Interpretations and Question 7 of our Executive Compensation and Related Person Disclosure Transition Questions and Answers.

Response   We have changed the presentation of Executive Compensation.

Note 4 -  Software License Agreement and Deferred Income

4.

We are considering your response to comment number 13 of our letter dated May 1, 2007 and have the following additional comments:

!  As previously requested, tell us the amount of costs incurred in each reporting period for the development of the special software that would enable the conversion of Version 9 into Spanish.

Response   Our previous responses apparently were not clear and may have been too concise.  In addition, we used imprecise terminology.  We used “convert” instead of “translate.  When Version 9 was conceptually planned and subsequently developed, it was designed to support an unlimited number of alternative languages and contained the mechanisms to do this. During development, we validated our design for switching among different languages; for test purposes, we did trial translations of very small portions of the original English text into, among other languages, French, Spanish, Chinese, and Swahili. As development of Version 9 proceeded, the costs were capitalized, pursuant to SFAS 86, as part of the development cost of Version 9.  Version 9 was not converted to Spanish.  Spanish was added to Version 9 as a fully incorporated additional language.  PrimeCare’s cost associated with enabling Telemédica to add Spanish to Version 9 were clerical, not material, and not developmental in nature, and therefore not tracked.  All language text used in Version 9 is coded by phrase.  Every phrase is coded and in addition, each translation of the phrase includes a language identifier.  The phrase codes and language identifiers are assigned uniquely to each phrase by PrimeCare, and are proprietary to us.  For example, the code for the phrase, “Do you have the pain now?” might be 1006127, and the language identifier for English might be “1”, Spanish “2”, etc.  We maintain a private Web site which contains the text and phrases which are used in the Version 9 software along with their codes and language identifiers.  When an additional language is to be added, the person who is doing the translation is given a password to enable them to enter the Web site.  They enter the Web site and translate the text and phrases; the translation web site automatically assigns the same code to the translated phrase as was used for the English phrase, and adds the appropriate language identifier.  We periodically scan the translation Web site’s data base and incorporate the updated translations into the operating version of the software.  In reality, this is a continuing process, since every time something is changed or added to Version 9, it automatically is placed on the Web site and subsequently translated.

!  In your response you state that the development of the software "was commenced months before" entering into the distribution agreement with Telemédica.  Clarify whether you are referring to the development of Version 9 or the development of the special software that would enable the conversion of Version 9 into Spanish.  State the date on which development of both Version 9 and the special software began.

Response   As was stated above Version 9 was designed, developed and contained the mechanism from inception to support an unlimited number of alternative languages.  Version 9 was not converted into Spanish.  Spanish was added to Version 9.  The development of Version 9, which includes what you refer to as “special software,” began in 2001.

!  With regard to the special software that was developed to enable the conversion of Version 9 into Spanish, tell us the date on which technological feasibility was established. Your response should address technological feasibility as defined in paragraph 4 of SFAS 86.

Response   As previously stated in our filings the technological feasibility of Version 9 as defined in paragraph 4 of SFAS 86 was established in 2001.

!  Explain why the costs of developing the special software were not capitalized pursuant to SFAS 86.  If the special software is not a stand-alone product, tell us how you determined that the special software was not an enhancement to Version 9 that would require capitalization subsequent to the establishment of technological feasibility- Refer to Question 23 of FASB Staff Implementation Guidance on Applying Statement 86.

Response   Please see responses above.  The software was capitalized pursuant to SFAS 86.

!  Although you have entered into an agreement entitled "Software License Agreement" with Telemédica, your responses suggest that the substance of the $60,000 payment by Telemédica was to compensate you for the development of the special software that would enable Telemédica to convert Version 9 to Spanish and Portuguese.  Tell us how you considered the provisions of SFAS 68 in determining how to account for this arrangement.

Response We should have used the word “translate” rather than “convert” in relation to Spanish or any other language for that matter.  SFAS 68 deals with contracts to develop software.  That was not the relationship in this instance, therefore SFAS 68 does not apply.  Doing the translation is a clerical function, not the creation of software.   Telemédica is not a customer.  They are a distributor of our product.  We do not sell software.  Telemédica’s majority shareholder paid PrimeCare $60,000 and agreed to do the translation to Spanish and Portugese in consideration for PrimeCare appointing Telemédica as a distributor.  The translation to Spanish is the sole property of PrimeCare and the $60,000 is not refundable.  The arrangement with Telemédica is that they will market our product, Version 9, to their customers and they will receive 50% of  the income derived from these customers.  In consideration of the payment of $60,000 and the translation, PrimeCare agreed to give Telemédica 75% of the income derived from the Telemédica recruited customers for the first 3 years of their distributorship or the first $300,000 in gross revenues, whichever comes first.  We are therefore recording the $60,000 as income over 3 years the longest possible period for the income split to be 75% to 25%.  The $60,000 is not refundable and was not revenue derived from the use of Version 9 by a customer.

5.

Your statement that “there is no post-contract customer support (PCS)” is not consistent with your response to prior comment number 31 in our letter dated February 7,2007 where you indicated that "updates, or changes in the medical content, are necessary to keep the system current and prevent it from being obsolete."   In addition, the Software License Agreement filed as Exhibit 10.1 obligates you to provide, without additional charge during the ten year term of the arrangement, updates to the software to the licensee (Telemédica).  Tell us how you determined that these updates are not unspecified product upgrades/enhancements, that is, PCS, as described in paragraph 36 of SOP 97-2.

Response The nature of our product is that we provide customers (end users) with software, which enables them to communicate with, and use our product, which is based at our facility.  It enables the customer to generate an electronic record of a patient visit.  The customer will either pay on a per use basis (the creation of each patient encounter) or an annual fee per each of their patients.  In the first instance, the income will be recognized in the month in which the patient record or encounter was generated.  In the second instance, one twelfth of the annual fee will be recognized as income each month.  This is in compliance with Paragraph .08 of SOP 97-2 which states, “If the product does not require significant production, modification, or customization of software, revenue should be recognized when all of the following criteria are met.

Persuasive evidence that an arrangement exists.

Delivery has occurred.

The vendor’s fee is fixed or determinable.

Collectiblity is probable.”

There is no PCS for two reasons: (1) because the changes in medical content do not require significant production, modification, or customization of the software; and (2) because the customer is paying for what the software contains at the time of use.  The changes in medical content are clerical in nature and are not changes in the software but rather changes in the information resident in the software.

Note 7 - Warrants

6.

We reissue our previous comment and request that you identify the authoritative accounting or valuation literature that supports both your calculation of fair value and your selection of the measurement date.

Response   Paragraph 26 of APB29 states “Fair value should be regarded as not determinable within reasonable limits if major uncertainties exist about the realizability of the value that would be assigned to an asset received in a nonmonetary transaction accounted for at fair value. ........  If neither the fair value of a nonmonetary asset transferred nor the fair value of a nonmonetary asset received in exchange is determinable within reasonable limits, the recorded amount of the nonmonetary asset transferred from the enterprise may be the only available measure of the transaction.”

Since PrimeCare’s stock is not being publicly traded and major uncertainties existed about the realizability of the value that would be assigned to the asset received (the warrants) when the warrants were issued, we could have used the recorded amount of the nonmonetary asset distributed (the warrants), which would be based on stockholders’ equity of approximately $31,127.  If you divide this by 69,910,120 (the common shares) the price per share would be $.000445.  We could have used this value in the Black-Scholes computation.

However, we chose to try to determine a fair value within reasonable limits.  Since the whole is made up of all its component parts, we used the market value of OCGT immediately before and immediately after the dividend date.  The difference in the market price of OCGT with PrimeCare and without PrimeCare was assumed to be the fair market value of PrimeCare.  We could have applied the ratio of PrimeCare to OCGT to the market value of OCGT on the date of issue of the warrants, but the difference is not material.  We used the market value of OCGT in reliance upon Paragraph 110 of FAS115 (see response to 7 below).

7.

We note from your response that the management of OCGT was involved in attempting to develop business segments unrelated to PrimeCare.  Describe the success of these attempts and whether any other business segments were ever developed prior to the date of the transaction.  That is, explain in sufficient detail why you believe that the market price prior to the transactions incorporates the values attributable to the development of those business segments and your entry into the uranium deposit business. This analysis should clearly indicate the level of information available for the market place to reflect such activity in the market price of your stock.  Identify the type of information published by the company and the timing of those releases that supports your view that the market place has sufficient information to attribute value to the stock.  The company should substantiate that the market price prior to the transactions reflects more than the value attributable to PrimeCare.

Response  We previously advised you of the business segments we were attempting to develop and OCGT’s receipt of a consulting fee, all of which we believe is irrelevant.  Additionally, we never contended that we believe that the market price prior to the transactions incorporates the values attributable to the development of those business segments and the entry of OCGT into the uranium deposit business, which was not known until months after the dividend.

The information published by the Company and the timing of those releases that supports our view that the market place has sufficient information to attribute value to the stock were two items.  On December 19, 2005 pursuant to Rule 10b 17, we notified the NASDAQ Stock Market, Inc. and gave them all the required information regarding the dividend/spin-off.  We filed Form 8-K on the afternoon of December 21, 2005, which was accepted by the SEC at 17:28 (5:28 pm) after the market had closed.  On December 22, 2005 the Company sent out a news release concerning the spin-off/dividend via PR Newswire.  The trading of OCGT before and after December 21, 2005 is as follows:

Date	Number of shares traded	Closing price
12/16/2005	42,000	$ .055
12/19/2005	2,000	$ .055
12/20/2005	55,700	$ .07
12/21/2005	25,000	$ .07
	After 8-K & news release
12/22/2005	1,202,700	$ .08
12/23/2005	461,500	$ .105
12/27/2005	663,600	$ .055
12/28/2005	48,600	$ .05

The Company believes that the foregoing illustrates that the market place had sufficient information.

Paragraph 110 of FAS115 states “The Board concluded that quoted market prices, if available, provide the most reliable measure of fair value.  Quoted market prices are easy to obtain and are reliable and verifiable.  They are used and relied upon regularly and are well understood by investors, creditors, and other users of financial information” and Paragraph 161 of FAS123, “Option-Pricing Models and Fair Value” which states “A quoted market price, if one is available, is the best measure of the fair value of an asset, liability, or equity instrument…”  The market price of OCGT was known both before and after the dividend/spin-off.  It is logical to assume that the value of PrimeCare is the difference between the value of OCGT with PrimeCare and without PrimeCare and that OCGT’s market price after the dividend cannot be overlooked or disregarded.

8.

We also note from your response that you believe the value of OCGT after the transaction reflected the value of OCGT excluding PrimeCare.  The last paragraph on page 4 of your registration statement states that prior to the closing of the transaction all of the assets and liabilities of OCGT were transferred to PrimeCare.  In addition, PrimeCare received additional cash at the closing of the transaction. Considering this information, clarify how you determined that the value of PrimeCare shares were significantly different from the value of OCGT shares prior to the transaction.  Explain why you believe it is appropriate to compare the value of OCGT, a software company, before and after the transaction when, as a result of the transaction, OCGT became an entity focused on acquiring uranium deposits.

Response   We did not make any personal evaluations, but rather we relied upon the quoted market price of OCGT with PrimeCare and without PrimeCare in compliance with Paragraph 110 of FAS115 and Paragraph 161 of FAS123.  The fact that the market place, with full knowledge of the dividend/spin-off of PrimeCare, established the value of OCGT can not be ignored.  We did not determine a valuation based on subsequent events such as OCGT acquiring uranium deposits, which was not known as of the evaluation date and was not known until months after the warrants were issued.  Furthermore, the assets transferred to PrimeCare were negligible and the $440,000+ of debt assumed by PrimeCare was significantly greater than the $275,000 of cash PrimeCare received.  If anything this reduced the value of PrimeCare. Additionally, in arriving at the value of the warrants, we used OCGT’s volatility in the Black-Scholes computations.  Paragraph174 of FAS 123 in reference to Nonpublic Entities states “An emerging entity whose stock is not yet publicly traded may offer stock options to its employees.  In concept, those options also should be measured at fair value at the grant date.  However, the Board recognizes that estimating expected volatility for the stock of a newly formed entity that is rarely traded, even privately, is not feasible.  The Board therefore decided to permit a nonpublic entity to omit expected volatility in determining a value for its options.  The result is that a nonpublic entity may use the minimum value method discussed and illustrated in paragraphs 139-142.”  Paragraph 141 states “Minimum value also can be computed using an option-pricing model and an expected volatility of effectively zero.  (Standard option-pricing models do not work if the volatility input is zero because the models use volatility as a divisor, and zero cannot be a divisor.  Using an expected volatility of, say, 0.001 avoids that problem.)”.  If we use a volatility of  .02 or less, the warrants have no value if we use Black-Scholes.  We used OCGT’s volatility of 201%, which results in a significant value.   If the Company chooses to rely on Paragraph174 of FAS 123, the warrants will have no value.

After review, please advise if you agree that our responses adequately comply with disclosure requirements and advise us of the steps we should take.  We would also appreciate your identifying any authoritative accounting or valuation literature that does not support our positions

Very truly yours,

PrimeCare Systems, Inc.

By: /s/Edward C. Levine

Edward C. Levine,

Board Chairman